SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                        For the month of September, 2004
                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)







                                                              17 September 2004


                     Substantial Share Interest Notification


The  Company  was  notified  on  16  September  2004  that  Schroder  Investment
Management Limited, who is managing on a discretionary basis investment portfolios for clients or unit trusts operated by an affiliated company, Schroder Unit Trusts Limited, has an interest in the Company amounting to ordinary shares of GBP1 each, being 18.051% of the 112,655,174 shares in issue.

The notification also advised that Schroders plc, Schroder Investment Management Limited's holding company, which is treated as having an interest in all of the above shares under the Companies Act by virtue of its ownership of Schroder Investment Management Limited, holds a beneficial interest in 7,113,449 ordinary shares of GBP1 each, being 6.314% of the 112,655,174 shares in issue.


The dates of the transactions were not disclosed.


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Enquiries:

John Spedding
Schroder Investment Management Limited
Tel: 020 7658 3206





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date:  20th September 2004


                                 By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries